February 7, 2008

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pennsylvania Real Estate Investment Trust

Form 10-K for the year ended December 31, 2006

Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

File No. 1-06300

Dear Mr. Gordon:

Pennsylvania Real Estate Investment Trust (the “Company”) has considered carefully the comment in your letter dated January 28, 2008, and on behalf of the Company, I respectfully provide the Company’s response to your comment below. For your convenience, the text of the comment is reproduced below before the response.

Form 10-K for the Year Ended December 31, 2006

Note 9: Stock Based Compensation, page F-25

1.	We note your response to prior comment 1 and we reissue the comment in part. Specifically, in future filings, please revise the notes to your financial statements to include the disclosures required by paragraphs A240(b)(2) and A240(c)(2) of SFAS No. 123(R). In addition, your disclosure should include the weighted average grant date fair value for “restricted shares subject to time based vesting” rather than a range of grant date fair values.

Response:

In its future filings, the Company will include the information required by paragraphs A240(b)(2) and A240(c)(2) of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.” Specifically, we will include the following information:

•

For the most recent year for which an income statement is provided, the number and weighted-average grant date fair value of shares of unvested restricted stock for each of the following groups: (a) unvested restricted shares as of the beginning of the year, (b) unvested restricted shares as of the end of the year, and those (c) granted, (d) vested, or (f) forfeited during the year.

•

For each year for which an income statement is provided, the total intrinsic value of options exercised, share-based liabilities paid (if any) and the total fair value of shares vested during the year.

In addition, the Company will revise its disclosure to present the weighted-average grant date fair value for “restricted shares subject to time based vesting” rather than a range of grant date fair values.

***

In connection with the response to your comment set forth above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about the Company’s response to your comment or require further explanation, please do not hesitate to contact me at (215) 875-0138 or Robert F. McCadden, the Company’s Chief Financial Officer, at (215) 454-1295.

Sincerely,
/s/ Edward A. Glickman
Edward A. Glickman
President and Chief Operating Officer

cc:	Jonathan Wiggins (Securities and Exchange Commission)
Robert F. McCadden (PREIT)
Bruce Goldman, Esq. (PREIT)
Robert Labenski (KPMG LLP)
Howard Blum, Esq. (Drinker Biddle & Reath LLP)